 DOCUMENT TYPE SC 13G/A
TEXT

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment # 3

Name of Issuer: RED HAT INC
_____________________________________________________
Title of Class
of Securities: Common Stock

CUSIP Number: 756577102

1) NAME OF I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

The Prudential Insurance Company of America 22-1211670

2.) MEMBER OF A GROUP: (a) N/A
(b) N/A

3) SEC USE ONLY:

4) PLACE OF ORGANIZATION: A mutual insurance company organized under the laws of the State of New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5) Sole Voting Power: 382,800 See Exhibit A
6) Shared Voting Power: 11,322,688 See Exhibit A
7) Sole Dispositive Power: 382,800 See Exhibit A
8) Shared Dispositive Power: 19,148,605 See Exhibit A

9) AGGREGATE AMOUNT BENEFICIALLY OWNED:
19,531,405 See Exhibit A

10) AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES: Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
10.30 See Exhibit A

12) TYPE OF REPORTING PERSON: IC, IA

ITEM 1(a). NAME OF ISSUER:

RED HAT INC

ITEM 1(b). ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

1801 VARSITY DRIVE RALEIGH , NC 27606

ITEM 2(a). NAME OF PERSON FILING:

The Prudential Insurance Company of America

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

751 Broad Street
Newark, New Jersey 07102-3777

ITEM 2(c). CITIZENSHIP:

A mutual insurance company organized under the laws of
the State of New Jersey

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e). CUSIP NUMBER:

756577102

ITEM 3. The Person filing this statement is an Insurance Company as defined in Section 3(a) (19) of the Securities Exchange
Act of 1934, and an Investment Adviser registered under
Section 203 of the Investment Advisers Act of 1940.

ITEM 4. OWNERSHIP:

(a) Number of Shares
Beneficially Owned: 19,531,405 See Exhibit A

(b) Percent of Class: 10.30

Number
(c) Powers Of Shares
------------------------------------- -------------------------------------
Sole power to vote or 382,800 See Exhibit A
to direct the vote

Shared power to vote or 11,322,688 See Exhibit A
to direct the vote

Sole power to dispose or 382,800 See Exhibit A
to direct disposition

Shared power to dispose 19,148,605 See Exhibit A
or to direct disposition

ITEM 5. OWNERSHIP OF 5% OR LESS OF A CLASS:

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN 5% ON BEHALF OF
ANOTHER PERSON:

Our clients may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities which are the subject of this filing.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE ULTIMATE PARENT COMPANY:

See Exhibit A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF
MEMBERS OF THE GROUP:

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10. CERTIFICATION:

By signing below, the Prudential Insurance Company of America certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

The filing of this statement should not be construed as an admission that
Prudential is, for purposes of Sections 13 or 16 of the Securities
Exchange Act of 1934, the beneficial owner of such shares.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, The Prudential Insurance Company of America certifies that the information set forth in this statement is true, complete and correct.

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

By: Richard Baker
Second Vice President

Date: 07/10/2013
As of: 06/30/2013

Exhibit A
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ITEM 6. OWNERSHIP:

Through its parent/subsidiary relationship, Prudential Financial, Inc. may be deemed the beneficial owner of the same securities as the Item 7 listed subsidiaries and may have direct or indirect voting and/or investment discretion over 19,531,405 shares. These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Prudential Financial, Inc. is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.